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                                               Filed by Women.com Networks, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

     Subject Company:  Women.com Networks, Inc. -- Commission File No: 000-26055




           WOMEN.COM NETWORKS RECEIVES DELAY IN DELISTING FROM NASDAQ

SAN MATEO, CALIF.,-- JUNE 11, 2001 -- Women.com Networks, Inc. (NASDAQ:WOMN), among the top 50 most visited Internet properties, today announced it has received notification from the NASDAQ that the procedure to delist Women.com's securities will be delayed pending the merger with iVillage Inc. The Company reports that the delay will continue until the close of business on June 18, 2001, the anticipated closing date for the merger.

ABOUT WOMEN.COM
Among the top 50 most visited Internet properties, Women.com (Nasdaq:WOMN), is a leading women's Internet network offering programming, community, shopping and personalized services that are relevant, interesting and immediate to women online. Uniting some of the most highly read magazine titles in the world, such as Cosmopolitan, Good Housekeeping, Redbook and Prevention, Women.com incorporates its assets into a network that is 200,000 pages deep and 18 topical channels wide. Women.com offers expert advice, in-depth information and unique services and tools to assist visitors in every area of their lives, from health to home, parenting to career. Founded in 1992, Women.com is headquartered in San Mateo, California, with major operations in New York City and offices in other U.S. locations. The Hearst Corporation currently holds a 46 percent equity position in Women.com, and The Walt Disney Company owns nearly 3 percent of the company's outstanding shares. Other major shareholders include Rodale and Torstar Corporation.

Disclosure Note:
This announcement contains forward-looking statements that involve risks and uncertainties, including those relating to the company's ability to grow its user and advertiser base. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the company's limited operating history, the competitive environment in which the company competes, the early stage of the Web as an advertising and electronic commerce medium, the company's dependence on advertising and sponsorship revenues, the company's dependence on strategic relationships to drive traffic to its Web sites, consumer acceptance of the company's new products and services, the company's ability to develop and integrate new technologies and services into its existing services, and the increased use of the Web for commerce. More information about the potential factors that could affect the company's business and financial results is included in the company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, which is on file with the Securities and Exchange Commission.

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CONTACTS:  Becca Perata-Rosati (Media Relations)
           650-378-4952
           bperata@women.com

           Toni Trigiani  (Investor Relations)
           1-877-966-6382
           ttrigiani@women.com